U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 29, 2023

VIA EDGAR TRANSMISSION

EDGAR Operations Branch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Cromwell Investment Advisors, LLC (the “Advisor”)
40-App File No: 803-00259
Cromwell Investment Advisors, LLC and Total Fund Solution (the “Applicants”) - exemptive relief

Ladies and Gentlemen:

The Trust and the Advisor respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Investment Advisers Act (“IAA”) portion of the Exemptive Application filing, filed on January 20, 2023 (Accession No. 0000894189-23-000325). The IAA was inadvertently selected as part of the filing. We would like to proceed with the filing under the Investment Company Act (“ICA”).

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

/s/ Brian C. Nelson
Brian C. Nelson
President
Cromwell Investment Advisors, LLC

/s/ Michael J. Weckwerth
Michael J. Weckwerth
President, Principal Executive Officer,
and Interested Trustee - Total Fund Solutions